March 2, 2021	Chicago New York Washington, DC London San Francisco Los Angeles Singapore vedderprice.com W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

Sonny Oh

Division of Investment Management

Office of Insurance Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Metropolitan Life Separate Account UL Post-Effective Amendment No. 13 filed December 17, 2020 (File No. 333-147508)

Dear Mr. Oh:

On December 17, 2020, Metropolitan Life Insurance Company (“MLIC”) and its separate account, Metropolitan Life Separate Account UL (“Separate Account UL” or the “Registrant”), filed Post-Effective Amendment No. 13 (File No. 333-147508) (the “Amendment”) relating to the registration statement on Form N-6 for its Equity Advantage VUL Policies (the “Policies”). On behalf of MLIC and Separate Account UL, we are responding to the comments that you provided to us orally on February 1, 2021 in connection with the Amendment.

For ease of reference, each of the Staff’s comments is set forth in the grid below, followed by MLIC’s response. Page references are to the as-filed version of the Amendment. To the extent that MLIC’s responses herein refer to proposed revisions to disclosure in the Amendment, such changes are reflected in the attached marked copy of the revised prospectus; final disclosure revisions (which may include additional editorial and stylistic changes) and required exhibits will be filed in an amendment filed pursuant to paragraph (b) of Rule 485.

Comment #	Document Location	SEC Comment	Registrant Response
1	General	Please consider renumbering the pages in the prospectus.	The Registrant will make the requested change.
2.	Prospectus Cover	Please confirm that the Policy name on the cover page of the Prospectus matches the EDGAR class identifier.	The Registrant respectfully declines to make the requested change on the cover page of the Prospectus, but will update the class identifier on EDGAR to reflect the marketing name of the Policy.
3.	Prospectus Cover	Please consider removing the list of investment options from the cover page and adding a cross reference to Appendix A.	The Registrant will make the requested change.

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Sonny Oh

March 2, 2021

4.	Prospectus Cover

Please delete the following sentences: “You received Fixed Account performance until 20 days after we apply your initial premium payment to the Policy. Thereafter, we invest the Policy’s Cash Value according to your instructions.” These sentences are no longer applicable because the Policy is no longer sold.

The Registrant will make the requested change.
5.	Prospectus Cover	Please provide information on how to contact the Company under “Important Information.”	The Registrant will make the requested change.
6.	Table of Contents	Please delete headings for “Summary of Benefits and Risks,” “Benefits of the Policy” and “Risks of the Policy.” Items 2 through 4 of Form N-6 should appear in chronological order with nothing in between those items.	The Registrant will make the requested change.
7.	Table of Contents	Please add “Principal Risks” as a heading directly above “The Company, Separate Account and the Portfolios.”	The Registrant will make the requested change.
8.	Key Information and Other Tables	Please add grid lines to the Key Information Table and other tables in the Prospectus.	The Registrant will make the requested changes to the Key Information Table and other tables in the Prospectus.
9.	Key Information Table	Please shorten the Key Information Table to provide more concise summaries of Policy features.	The Registrant will make the requested change.
10.	Key Information (Page A-5)	Please delete the sentence appearing before the Key Information Table.	The Registrant will make the requested change.
11.	Key Information Table (Page A-5)	Please shorten the entry for “Charges for Early Withdrawal” to better track the language of Form N-6.	The Registrant will make the requested change.
12.	Key Information Table (Page A-5)	Please provide the charges for early withdrawals as a percentage rather than $38.25 per thousand, per instruction 2(a) to Item 2 of Form N-6.	The Registrant will make the requested change.
13.	Key Information Table (Page A-5)	For “Transaction Charges” please provide a more specific cross reference in response to “Location in Prospectus.”	The Registrant will make the requested change.
14.	Key Information Table (Page A-5)	In the last sentence of the description for “Transaction Charges,” please add “or request illustrations” to the end of the sentence immediately following the word “withdrawal.”	The Registrant will update the description for “Transaction Charges” to reflect the charge for requesting more than one illustration in a year.

Sonny Oh

March 2, 2021

15.	Key Information Table (Page A-6)	In the row titled “Ongoing Fees and Expenses (monthly and annual charges),” please delete “monthly and” to match Form N-6. Please also remove any references to monthly deductions.	The Registrant will make the requested change.
16.	Key Information Table (Page A-6)	In the second paragraph of the section titled “Ongoing Fees and Expenses (monthly and annual charges),” please provide a more concise summary. Consider incorporating mortality and expense risk briefly into first paragraph and removing the remainder of the second paragraph.	The Registrant will make the requested change.
17.	Key Information Table (Page A-6)	After removing the section titled “Summary of Benefits and Risks – Risks of the Policies, please ensure that the information under “Location in Prospectus” has been updated.	The Registrant will make the requested change.
18.	Key Information Table (Page A-6)	Please add a reference to the fixed account under “Risks Associated with Investment Options.”	The Registrant will make the requested change.
19.	Key Information Table (Page A-7)	Please add the following disclosure to the beginning of the first sentence on this page: “Investments in the policy are subject to the risks related to Metropolitan Life, including.”	The Registrant will make the requested change.
20.	Key Information Table (Page A-7)	Please expand the disclosure under “Insurance Company Risks” to include the fixed account.	The Registrant will make the requested change.
21.	Key Information Table (Page A-7)	Please change the heading “Policy Lapse” to “Contract Lapse”. Pursuant to Instruction 3(e) to Item 2 of Form N-6, please also disclose any costs pursuant to reinstating a lapsed policy and disclose that death benefits will not be paid if the policy has lapsed.	The Registrant will make the requested change.
22.	Key Information Table (Page A-7)	Please change the heading “Investment Options” to “Investments,” and consider revising the narrative description to be more concise.	The Registrant will make the requested change.
23.	Key Information Table (Page A-7)	Under the heading “Investment Options,” please consistently use defined terms. The section uses “division” instead of “investment divisions.”	The Registrant will make the requested change.
24.	Key Information	Under the heading “Investment Options,” please revise the last sentence as it seems incomplete.	The Registrant will make the requested change.

Sonny Oh

March 2, 2021

	Table (Page A-7)	Consider adding a lead in such as “There are further restrictions because the Company has policies.”
25.	Key Information Table (Page A-8)	If applicable, please disclose whether an optional benefit may be modified or terminated by the Registrant, and whether withdrawals that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit, pursuant to Instruction 4(b) to Item 2 of Form N-6.	For the information of the Staff, the Registrant may not modify or terminate the optional benefits, and withdrawals that exceed specified limits do not reduce any benefit by an amount greater than the value withdrawn or terminate the benefit.
26.	Key Information Table (Page A-8)	Under the heading “Tax Implications,” please replace “deferral” with “benefit,” and please confirm whether the Policy is available through a tax-qualified plan or individual retirement account.	The Registrant will make the requested changes.
27.	Key Information Table (Page A-8)	Please update the last word on Page A-8 from “policy” to “Policy.”	The Registrant will make the requested changes.
28.	Overview of the Policy (Page A-9)	Under the heading “Purpose of the Policy,” please consider adding tax preferred accumulation of assets as well as favorable tax treatment of insurance proceeds as additional purposes of the Policy.	The Registrant will make the requested changes.
29.	Overview of the Policy (Page A-9)	Under the heading “Payment of Premiums,” please provide a reference to the portfolio company appendix in response to Instruction 1 to Item 3(b)(3) of Form N-6. Please also provide a statement that insufficient premiums may result in a lapse in response to Item 3(b)(4) of Form N-6.	The Registrant will make the requested changes.
30.	Overview of the Policy (Page A-9)	Under the heading “Payment of Premiums,” please disclose what restrictions you are referring to with the phrase “certain restrictions.”	The Registrant will make the requested changes.
31.	Overview of the Policy (Page A-9)	Under the heading “Features of the Policy,” as applicable, please provide a brief description of the features identified in Item 3(c) of Form N-6, which include death benefits, withdrawal options, loan provisions, and any available optional benefits. If applicable, also state that investors will incur an additional fee for selecting a particular benefit.	The Registrant will make the requested change.

Sonny Oh

March 2, 2021

32.	Overview of the Policy (Page A-9)	In the first sentence under the heading “Features of the Policy,” please replace “is with “in.”	The Registrant will make the requested change.
33.	Fee Tables (Page A-9)	Under “Fee Tables,” please revise the first paragraph to more closely follow the form narrative provided in Item 4 of Form N-6.	The Registrant will make the requested changes.
34.	Fee Tables (Page A-9)	Under “Fee Tables,” please refer the reader to the Policy specifications page for more information about specific fees you will pay each year based on options elected.	The Registrant will make the requested changes.
35.	Fee Tables (Page A-9)	In the “Transaction Fees” table, please make the caption “Premium Expense charges” look more like a sub-caption.	The Registrant will make the requested changes.
36.	Fee Tables (Page A-9)	Please change the heading of the column currently labelled “Maximum Amount Deductible” to “Maximum Amount Deducted” and move the column so that it appears to the left of the column labelled “Current Amount Deducted.”	The Registrant will make the requested changes.
37.	Fee Tables (Page A-9)	In the “Transaction Fees” table, please add the word “load” in a parenthetical following the caption “Sales Charge Imposed on Premiums.”	The Registrant will make the requested changes.
38.	Fee Tables (Page A-9)	Please delete the footnote following the “Transaction Fees” table as it seems to be better suited to narrative discussion of charges than as a footnote.	The Registrant will make the requested changes.
39.	Fee Tables (Page A-10)	Please include an “Illustration of Benefits Charge” in the Key Information Table on page A-5.	The Registrant will make the requested changes.
40.	Fee Tables (Page A-10)	With respect to footnote 3 on Page A-10, please note that in general the representative insured should be the same representative insured throughout the Prospectus, and any variations should be explained supplementally to the Staff (please compare footnote 3 on Page A-10 with footnotes 2 and 4 on page A-13).	For the information of the Staff, the representative insured for each optional benefit was chosen because such insured represents the greatest number of Policy owners who elected a particular optional benefit.
41.	Fee Tables (Page A-11)	Please combine the information from “Charges for Insurance Benefits (Riders)” into “Periodic Charges other than Annual Portfolio Expenses” into one table with two categories: one category for base charges and another	The Registrant will make the requested changes.

Sonny Oh

March 2, 2021

for optional benefits, per the requirements of Form N-6.
42.	Fee Tables (Page A-11)	Please change the heading of the column currently labelled “Maximum Amount Deductible” to “Maximum Amount Deducted” and move the column so that it appears to the left of the column labelled “Current Amount Deducted.”	The Registrant will make the requested changes.
43.	Fee Tables (Page A-11)	Per Instruction 1(f), please move the parenthetical following “Mortality and Expense Risk Charge” to follow the Current Amount Deducted and the Maximum Amount Deducted.	The Registrant will make the requested changes.
44.	Fee Tables (Page A-11)	For any charges that vary by individual characteristics, please include in a footnote to the chart, a response to Instruction 3(b)(i) through 3(b)(ii) of Item 4 to Form N-6.	The Registrant will make the requested changes.
45.	Fee Tables (Page A-13)	Please include “Acceleration of Death Benefit Rider” and “Overloan Protection Rider” in the transaction fee table because, although they are riders, they are not periodic fees.	The Registrant will make the requested changes.
46.	Summary of Benefits and Risks (Page A-14)

Please delete the heading “Summary of Benefits and Risks as most of this disclosure is already covered.

Please provide principal risks following the fee table. The principal risks should at the very least include principal risks covered in the Key Information Table.

The Registrant will make the requested changes.
47.	Risks of the Policy (Page A-15)	Please revise heading “Risks of the Policy” on this page to be “Principal Risks.”	The Registrant will make the requested change.
48.	Risks of the Policy (Page A-15)

Under the risks listed on this page, please also include insurance company risks and any other principal risks covered in the Key Information Table.

Please consider adding the risk of using managed volatility portfolios, as discussed on page A-21.

The Registrant will make the requested changes.
49.	Risks of the Policy (Page A-16)	Please confirm the accuracy of the statement “neither distributions nor loans from a Policy that is not a modified endowment contract are subject to the 10% penalty tax,” or revise as necessary.	The Registrant confirms the accuracy of the statement, and will move the disclosure from “Risks of the Policy” to be included elsewhere as a benefit of the Policy.

Sonny Oh

March 2, 2021

Please note that if this sentence is true, then it doesn’t seem to be a tax risk, but instead it seems to be a tax benefit.
50.	Risks of the Policy (Page A-17)	Under the heading “Limitations on Cash Value in the Fixed Account,” please reference the “separate account” as well and include additional disclosure if necessary.	The Registrant will make the requested changes.
51.	The Separate Account (Page A-20)	Please disclose all other benefits paid from the general account that are also subject to the financial strength and claims-paying ability of the Company, pursuant to pursuant to Item 8(c) of Form N-6. Alternatively, consider adding such disclosure in the description of the fixed account.	The Registrant will add the requested disclosure to the description of the Separate Account on Page A-20.
52.	The Portfolios (Page A-20)	Please revise the last sentence of the page to match the information included in Appendix A (i.e., don’t include “type” if only “investment objective” is presented in Appendix A).	The Registrant will make the requested changes.
53.	The Portfolios (Page A-21)	Please precede the first sentence of Page A-21 with the last sentence of Item 6(c).	The Registrant will make the requested changes.
54.	The Portfolios (Page A-21)	Please consider adding the paragraph immediately before the heading “Share Classes of the Portfolios” relating to managed volatility funds to the principal risks section.	The Registrant will make the requested changes.
55.	Replacing Existing Insurance (Page A-24)	Please ensure that the disclosure under the heading “Replacing Existing Insurance” makes clear that exchanges out of the Policy are permitted, while exchanges into the Policy are not permitted.	The Registrant will make the requested changes.
56.	Flexible Premiums (Page A-25)	Please bold, or otherwise emphasize, the statement that “Your Planned Premiums will not necessarily keep your Policy in force.”	The Registrant will make the requested changes.
57.	Flexible Premiums (Page A-26)	Please state that the closing of regular trading on the NYSE is at 4 pm in the third paragraph of Page A-26.	The Registrant will make the requested changes.
58.	Amount Provided for Investment under the Policy (Page A-27)	Please consider deleting the disclosure under “Right to Examine Policy” and the first paragraph under “Allocation of Net Premiums” as the Policy is no longer being sold.	The Registrant will make the requested changes.

Sonny Oh

March 2, 2021

59.	Cybersecurity (Page A-28)	Please consider whether “Cybersecurity” is a principal or non-principal risk. If it is a principal, please add to principal risks in the Prospectus, if it is non-principal, please add it to the SAI.	The Registrant will make the requested changes.
60.	Payment of Proceeds (Page A-29)	In the third paragraph under the heading “Payment of Proceeds,” please clarify whether the statement “We will pay the proceeds in one sum” refers to the death benefit proceeds or to any kind of proceeds.	The Registrant will make the requested changes.
61.	Cash Value (Page A-30)

Per Item 9(h)(1), please revise references in the disclosure to refer to “accumulation units” instead of “units.”

Per Item 9(h)(4), please provide appropriate response for holidays when sub accounts are not valued.

The Registrant will make the requested changes.
62.	Cash Value (Page A-30)	In the second full paragraph following the bullet points on this page, please either use actual time for the close of trading, or use a defined term from elsewhere in the Prospectus.	The Registrant will make the requested changes.
63.	Death Benefits (Page A-32)

Under the heading “Death Benefits Options,” please confirm which of options A, B or C are the standard death benefit.

Please note that any disclosure changes here will ripple back to Key Information Table and other parts of the Prospectus.

The Registrant confirms that each of the three options is a standard death benefit that can be elected.
64.	Death Proceeds Payable (Page A-32)	Under the heading “Death Proceeds Payable,” please disclose when the death benefit is payable pursuant to the instruction to Item 10(a) of Form N-6.	The Registrant confirms that the time of payment is already disclosed under “Payment of Proceeds.”
65.	Partial Withdrawals (Page A-35)	For the Example under “Partial Withdrawal, please explain the characteristics of a Representative Insured instead of including a cross-reference to the fee table.	The Registrant will make the requested changes.
66.	Transfers (Page A-37)	Please add “Restrictions on Frequent Transfers” to the Table of Contents.	The Registrant will make the requested changes.
67.	Transfers (Page A-39)	Please consider adding “Restrictions on Large Transfers” as a sub-heading to the Table of Contents.	The Registrant will make the requested changes.

Sonny Oh

March 2, 2021

Please also ensure that if internal cross references are used in the Prospectus, that those headings and sub-headings are included in the Table of Contents.
68.	Automated Investment Strategies (Page A-40)	Please add “Automated Investment Strategies” to the optional benefits table on page A-43. Please note that the very last sentence of “AllocatorSM” is an example of a restriction that should be included in the table.	The Registrant will make the requested changes.
69.	Additional Benefits By Rider (Page A-43)	Please precede the first sentence under the heading “Additional Benefits By Rider,” with “In addition to the standard death benefit under your policy” per the requirements of Form N-6.	The Registrant will make the requested changes.
70.	Additional Benefits By Rider (Page A-43)	Per the requirements of Form N-6, please delete the following language from the first paragraph under “Additional Benefits By Rider:” “subject to our underwriting and issuance standards. These additional benefits usually require an additional charge as part of the Monthly Deduction from Cash Value. The rider benefits available with the Policy provide fixed benefits that do not vary with the investment experience of the Separate Account.” Please also delete “subject to the terms and conditions of the rider” from the second paragraph under “Additional Benefits By Rider.”	The Registrant will make the requested changes.
71.	Additional Benefits By Rider (Page A-43)

Per Item 11(a), please provide disclosure for other benefits other than the standard death benefit in response to 11(b), including any limitations in response to 11(c) and also provide examples of each benefit.

In addition, please provide the narrative disclosure required by 11(b) and 11(c) of Form N-6 in a new section immediately following the summary table, which should include examples of each benefit.

The Registrant will make the requested changes.
72.	Additional Benefits By Rider -	Please confirm that there are no restrictions or limitations for the “Accidental Death Benefit.”	The Registrant confirms that there are no restrictions for the Accidental Death

Sonny Oh

March 2, 2021

	Table (Page A-44)	Please revise the purpose and brief description sections for “Accidental Death Benefit” and “Acceleration of Death Benefit Rider” to provide a more succinct summary.	Benefit. The Registrant will make the requested changes.
73.	The Fixed Account (Page A-45)	Please delete the statement “and Metropolitan Life has been advised that the-staff of the Securities and Exchange Commission has not reviewed the disclosures in this Prospectus relating to the Fixed Account.”	The Registrant will make the requested change.
74.	Charges (Page A-46)	Under the heading “Charges,” please include a narrative discussion of all charges for optional benefits.	The Registrant will make the requested changes.
75.	Deductions from Premiums (Page A-47)	Under “Sales Charge,” please disclose the consideration received in exchange for the sales charge.	The Registrant will make the requested changes.
76.	Deductions from Premiums (Page A-47)	Under “Premium Tax Charges,” please confirm with the staff that all material state variations have been disclosed.	The Registrant confirms that all Policy Owners are charged a standard 2.0% premium tax charge regardless of their state of domicile.
77.	Surrender Charge (Page A-47)	Under “Surrender Charge,” please disclose the consideration received in exchange for the fee charged.	The Registrant will make the requested changes.
78.	Monthly Deduction from Cash Value (Page A-49)	Under “Coverage Expense Charge” and “Monthly Charges for Cost of Insurance,” please disclose the current charge imposed. Please also review other narrative descriptions of charges to ensure current charges are being disclosed.	The Registrant will make the requested changes.
79.	Mortality and Expense Risk Charge (Page A-51)	In the table under “Mortality and Expense Risk Charge,” please format the table so that the percentages correspond with the correct entry under “Net Cash Value.”	The Registrant will make the requested changes.
80.	Charges Against the Portfolios and the Divisions of the Separate Account (Page A-51)	Under “Portfolio Expenses,” please revise the disclosure to state “charges are deducted from and expenses paid out of the assets of the Portfolios that are described in the prospectuses for those companies,” per Instruction (c) to Item 7 of Form N-6.	The Registrant will make the requested changes.

Sonny Oh

March 2, 2021

81.	Glossary (Page A-59)	Please ensure that all of the defined terms used in the prospectus have been included in the glossary, unless defined elsewhere in the Prospectus.	The Registrant has revised the Glossary to include additional key terms used in the Prospectus.
82.	Appendix A (Page A-60)	Please add grid lines to the table in Appendix A.	The Registrant will make the requested change.
83.	Appendix A (Page A-62)	Please delete the following sentence: “The fee and expense information regarding the Portfolios was provided by those Portfolios.”	The Registrant will make the requested changes.
84.	Appendix A (Page A-62)	Please move the following sentence to the introductory narrative: “Updated performance information is available at www.metlife.com and by calling 1-800-638-5000.”	The Registrant will make the requested changes.
85.	Appendix B (Page A-64)	Please delete the following sentence, as it is redundant with the paragraph above it: “You may also view and download the SAI, by visiting our website www.metlife.com.”	The Registrant will make the requested changes.
86.	Appendix B (Page A-64)	We note the use of the term “Registrant” in the fifth paragraph on Page A-64, and “Separate Account” in the first. Please ensure you are using defined terms consistently.	The Registrant will make the requested changes.
87.	Appendix B (Page A-64)	Please remove the registration number from Page A-64.	The Registrant will make the requested change.
88.	Page SAI-1	Please provide a phone number or website through which copies of the Prospectus may be obtained.	The Registrant will make the requested changes.
89.	Page SAI-3	Under the sub-heading “The Company,” please clarify what form of company was incorporated in 1868.	Although MetLife was formed in 1868 as a mutual life insurance company, we believe that the relevant information today is that Metropolitan Life Insurance Company is a wholly owned subsidiary of MetLife Inc. and that MetLife Inc. is a holding company. We respectfully note that we believe this is the best approach for the sake of consistency.
90.	Page SAI-3	Under “Distribution of the Policies,”, please disclose whether the offering was continuous, per Item 25(b)(1) to Form N-6.	The Registrant will make the requested changes.
91.	Page SAI-3	Please add 2020 information to the commissions table when available.	The Registrant will make the requested change.

Sonny Oh

March 2, 2021

92.	Page SAI-3

Please confirm the omission of Item 21 of Form N-6 “Non-Principal Risks.” We have noticed that some registrants have not provided it.

We suggest including “Payment of Proceeds” on Page SAI-4 and “Potential Conflicts of Interest” on Page SAI-5 as non-principal risks.

The Registrant will move applicable disclosure from other sections of the Statement of Additional Information into a new section titled “Non-Principal Risks.”
93.	Page SAI-5	Please consider whether the information under “Reports” needs to be adjusted to reflect Rule 30e-3.	The Registrant will make the requested change.
94.	Page SAI-7	Please note that you can use new Form N-VPFS to incorporate financial statements by reference.	The Registrant will consider whether to use Form N-VPFS to incorporate financial statements by reference.
95.	Part C. Other Information (Page 1)	Please revise the item numbers in Part C to match the new requirements of Form N-6.	The Registrant will make the requested change.
96.	Part C. Other Information (Page 1)	Please revise the exhibit numbering to match the new requirements of Form N-6.	The Registrant will make the requested change.
97.	Part C. Other Information (Page 1)	Please confirm with the staff that all of the exhibits that have been filed are final execution versions of the exhibit. Please note that the Registrant cannot incorporate by reference to a “form of” or specimen exhibit.

We have reviewed the following rules, referenced in General Instruction D of Form N-6 – Rule 411 under the 1933 Act, Rule 303 of Regulation S-T and Rule 0-4 under the 1940 Act; we have also reviewed Rule 483 under the 1933 Act, referenced in Item 30 (“Exhibits”) of Form N-6 (Rules 411, 303, 04 and 483 collectively, the “Rules”).

With respect to the Staff’s comment to confirm that all exhibits filed are final execution versions of the exhibit, we find no requirement in the Rules that exhibits filed must be execution copies. If the staff is concerned that a final execution copy of an exhibit might materially or substantively differ from the exhibit as filed, the Registrant has no basis for believing that any exhibits that were materially and

Sonny Oh

March 2, 2021

substantively amended after the filing thereof would not have been subsequently filed. (See, e.g., Exhibit 26(c)(vi) (Amendment to Principal Underwriting Agreement).

Similarly, with respect to the Staff’s comment that the Registrant may not incorporate by reference to a “form of” or specimen exhibit, we find no such prohibition in the Rules. The only such Rule we find that precludes the subsequent incorporation by reference of an exhibit previously filed is Rule 483(d)(3). This Rule states in pertinent part that if an exhibit is filed in preliminary form and certain material or substantive information has been subsequently inserted, then such “incomplete” exhibit may be incorporated by reference in any subsequent filing. To the extent the Staff believes that by its nature, a form of or specimen document must be completed with material or substantive information before it can be used, the Registrant respectfully disagrees. The information referenced in Rule 483(d)(3) that is typically added to the type of “incomplete document” referenced in Rule 483(d)(3) is information possibly useful to policy owners. Form of agreements such as the “Form of Broker Agreement” filed by Registrant as an exhibit to the Amendment are basically boiler-plate, with pricing information contained in an exhibit not typically filed.

Sonny Oh

March 2, 2021

98.	Part C. Other Information (Page 3)	Please supplementally explain to the Staff the relevance of exhibits (q)(i) and (q)(ii) and why they are included as exhibits.	Variable life insurance underwriting procedures require exemptions from certain pricing rules and other provisions of the 1940 Act. Registrant relies on rule 6e-3(b)(12)(iii) under the Investment Company Act. One of the requirements to rely on that exception is that there be established administrative procedures of the Depositor that comply with that section. In industry parlance these are called “ITR memos,” because they describe procedures of the Depositor relating to “issuance, transfer and redemption” of the contracts.
99.	Part C. Other Information (Item 31)	Please note that the information under Item 31 “Location of Accounts” can be omitted if the information is provided in a Form N-CEN Report.	Noted.

Please call the undersigned at (202) 312-3331 or John Sanders at (202) 312-3332 with comments or questions.

Very truly yours,

/s/ W. Thomas Conner
Shareholder